Dillard's Inc.
1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas 72203
Telephone: 501-376-5200 Fax: 501-376-5917

James I. Freeman
Senior Vice-President
Chief Financial Officer
Telephone: 501-376-5980
Fax: 501-376-5917

April 19, 2007

United States Security and Exchange Commission
Michael Moran, Accounting Branch Chief
100 F Street N.E.
Washington, DC  20549-7010

Dear Mr. Moran:

We are in receipt of your letter dated April 13, 2007 regarding our Form 10-K for the Fiscal Year Ended January 28, 2006 and our Form 10-Q for the Fiscal Quarter Ended October 28, 2006.  Our responses to your comments are provided below.  We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment.  As noted in response to comment No. 1, we will make the changes discussed in future filings.

Form10-K for the Fiscal Year Ended January 28, 2006

General

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of  Operations General-- Service Charges, Interestand Other Income, page 13
Consolidated Statements of Operations, page F-7

1.          We note your revised statement of operations presentation in Form 10-K filed April 4, 2007 and response to comment 2 of our letter dated March 20, 2007 and our verbal comment issued by telephone during a conference call on March 29, 2007.  We note that in your response letter dated March 30, 2007 you stated the Company would reclassify gains on the sale of assets out of revenue to a separate line within operating income to comply with our verbal comment issued by telephone on March 29, 2007.  However, the financial statement presentation in your recently filed Form 10-K denoting the reclassification from revenue of gains on sale of assets did not include the gain from the sale of credit cards as specifically requested and discussed during three phone conversations with the staff on March 29, 2007 and March 30, 2007.  In future filings, please also reclassify from revenues the gain on sale of the credit card business.  Refer to SFAS 144.  Show us what your disclosures will look like revised in future filings in management’s discussion and analysis of financial condition and results of operations, and your Consolidated Statement of Operations for the three years ended February 3, 2007.

Response: The Company sincerely apologizes for the misunderstanding.  We do not recall specifically addressing the gain on sale of the credit cards in any of the conference calls you mentioned.  However, we will revise in future filings our Consolidated Statement of Operations and have presented this revision below:

Consolidated Statements of Operations
Dollars in Thousands, Except Per Share Data
	Years Ended
	February 3,2007	January 28, 2006	January 29, 2005

Net Sales	$7,636,056	$7,551,697	$7,522,060
Service Charges and Other Income	174,011	142,948	198,692
	7,810,067	7,694,645	7,720,752

Cost of sales	5,032,351	5,014,021	5,017,765
Advertising, selling, administrative and general expenses	2,096,018	2,041,481	2,098,791
Depreciation and amortization	301,147	301,864	301,917
Rentals	55,480	47,538	54,774
Interest and debt expense, net	87,642	105,570	139,056
Gain on sales of assets	(16,413)	(3,354)	(86,800)
Asset impairment and store closing charges	-	61,734	19,417
Income Before Income Taxes and Equity in Earnings of Joint Ventures	253,842	125,791	175,832
Income Taxes	20,580	14,300	66,885
Equity in Earnings of Joint Ventures	12,384	9,994	8,719
Net Income	$245,646	$121,485	$117,666

Earnings Per Common Share:
Basic	$3.09	$1.49	$1.41
Diluted	3.05	1.49	1.41
See notes to consolidated financial statements.

The Company will revise its footnote disclosures as follows:

2.  Disposition of Credit Card Receivables
On November 1, 2004, the Company completed the sale of substantially all of the assets of its private label credit card business to GE Consumer Finance (“GE”). The purchase price of approximately $1.1 billion includes the assumption of $400 million of securitization liabilities, the purchase of owned accounts receivable and other assets.  Net cash proceeds received by the Company were $688 million.  The Company recorded a pretax gain of $83.9 million as a result of the sale.  The gain is recorded in gain on sales of assets on the Consolidated Statements of Operations.

Additionally, we will revise our management’s discussion and analysis, with each area shown revised as follows:

Service Charges and Other Income.  Service Charges and Other Income includes income generated through the long-term marketing and servicing alliance between the Company and GE subsequent to November 1, 2004.  Service Charges and Other Income also includes interest and service charges, net of service charge write-offs, related to the Company’s proprietary credit card sales prior to November 1, 2004.  Other income relates to rental income, shipping and handling fees and net lease income on leased departments.

RESULTS OF OPERATIONS

The following table sets forth the results of operations and percentage of net sales, for the periods indicated:

(in millions of dollars)			For the years ended

	February 3, 2007		January 28, 2006		January 29, 2005
		% of		% of		% of
	Amount	Net Sales	Amount	Net Sales	Amount	Net Sales

Net Sales	$7,636.1	100.0%	$7,551.7	100.0%	$7,522.1	100.0%
Service Charges and Other Income	174.0	2.3	142.9	1.9	198.7	2.6
	7,810.1	102.3	7,694.6	101.9	7,720.8	102.6

Cost of sales	5,032.4	65.9	5,014.0	66.4	5,017.8	66.7
Advertising, selling, administrative and general expenses	2,096.0	27.5	2,041.5	27.0	2,098.8	27.9
Depreciation and amortization	301.2	3.9	301.9	4.0	301.9	4.0
Rentals	55.5	0.7	47.5	0.6	54.8	0.7
Interest and debt expense, net	87.6	1.2	105.6	1.4	139.1	1.8
Gain on sales of assets	(16.4)	(0.2)	(3.4)	-	(86.8)	(1.2)
Asset impairment and store closing charges	-	-	61.7	0.8	19.4	0.3

Income Before Income Taxes and Equity in Earnings of Joint Ventures	253.8	3.3	125.8	1.7	175.8	2.4
Income Taxes	20.6	0.3	14.3	0.2	66.9	0.9
Equity in Earnings of Joint Ventures	12.4	0.2	10.0	0.1	8.7	0.1
Net Income	$245.6	3.2%	$121.5	1.6%	$117.6	1.6%

During 2004, the Company recognized a gain of $83.9 million related to the sale of the Company’s credit card business to GE.  The gain is included in gain on sales of assets.

Service Charges and Other Income

(in millions of dollars)				Dollar Change		Percent Change
	2006	2005	2004	2006-2005	2005-2004	2006-2005	2005-2004
Leased department income	$10.4	$8.5	$6.5	$1.9	$2.0	22.4%	30.8%
Service charge income	-	-	141.2	-	(141.2)	-	-
Income from GE marketing and servicing alliance	124.6	104.8	14.2	19.8	90.6	18.9	638.0
Visa Check/Mastermoney Antitrust settlement proceeds	6.5	-	-	6.5	-	-	-
Other	32.5	29.6	36.8	2.9	(7.2)	9.8	(19.6)
Total	$174.0	$142.9	$198.7	$31.1	$(55.8)	21.8%	(28.1)%
Average accounts receivable (1)	$-	$-	$1,101.2	$-	$(1,101.2)	-%	-%

2005 Compared to 2004

Service charges and other income included income from the marketing and servicing alliance with GE of $104.8 million for fiscal 2005 and $14.2 million for the last three months of fiscal 2004.  Service charge income of $141.2 million was recorded in fiscal 2004 prior to the sale of our credit card business to GE.  No service charge income was recorded in fiscal 2005 due to the sale in 2004.

The Company acknowledges that:

1.             We are responsible for the adequacy and accuracy of the disclosures in the filing.
2.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.             The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President, Chief Financial Officer